Teva Presents New Clinical Safety Data in RRMS Patients Treated with Laquinimod for Two or
More Years at Joint ACTRIMS-ECTRIMS Meeting

Jerusalem & Lund, Sweden – September 12, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) and Active Biotech (NASDAQ OMX NORDIC:ACTI) today announced new follow-up data evaluating the clinical safety of laquinimod in patients with relapsing-remitting multiple sclerosis (RRMS) who were treated with laquinimod in Phase II, Phase III and open-label extension studies for two or more years. The pooled safety analysis of the Phase II LAQ/5063 and the Phase III ALLEGRO and BRAVO extension studies supports findings observed in the core studies where currently identified risks were observed within the first months of laquinimod treatment. These data will be presented as part of a platform presentation, September 12, 2014, at the MS Boston 2014: Joint ACTRIMS-ECTRIMS Meeting being held in Boston, Massachusetts.

“These data may be important as they further support the clinical safety profile of laquinimod,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva Pharmaceutical Industries, Ltd. “We believe laquinimod may have the potential to help physicians address certain gaps within the MS treatment paradigm as a potential therapeutic option when considering the benefits and risks in a longer-term setting.”

In the pooled safety analysis, rates of adverse events (AEs) and serious AEs were lower in the open-label extensions than in the core studies and less than three percent of patients discontinued treatment due to AEs during these extensions. Additionally, shifts to potentially significant laboratory values were considerably lower in patients exposed to at least two years of laquinimod (1.18% reached >3xULN ALT vs. 4.72% for laquinimod and 2.6% for placebo during the core study). The safety analysis included patients exposed to laquinimod 0.6 mg for two or more years (n=1009), with a mean exposure of 3.7 (±1.0) years, in the double-blind phase and open-label extensions of the Phase II LAQ/5063 and the Phase III ALLEGRO and BRAVO trials.

“In this pooled analysis, laquinimod has shown to be safe for patients taking the treatment for two or more years, which supports the safety profile of laquinimod when used in a longer-term setting,” said Professor Giancarlo Comi, Director of the Department of Neurology and Institute of Experimental Neurology at the San Raffaele Scientific Institute, Vita-Salute San Raffaele University, Italy. “In a separate analysis, we were pleased to see that when used in a longer-term setting, laquinimod continued to show a favorable effect on relapses and confirmed disability progression, maintaining the benefits previously seen in Phase III studies.”

About Laquinimod

Laquinimod is a once-daily oral, investigational, CNS-active immunomodulator with a novel mechanism of action being developed for the treatment of relapsing-remitting MS (RRMS) and progressive forms of MS. The global Phase III clinical development program evaluating laquinimod in MS includes two pivotal studies, ALLEGRO and BRAVO (both 0.6mg). A third Phase III laquinimod trial, CONCERTO, is evaluating two doses of the investigational product (0.6mg and 1.2mg) in approximately 2,100 patients for up to 24 months. The primary outcome measure will be time to confirmed disability progression as measured by the EDSS.

In the ALLEGRO and BRAVO trials, adverse reactions included headache, abdominal pain, back and neck pain, appendicitis, and mild, asymptomatic laboratory abnormalities, including liver enzyme elevations, hematological changes, and elevation of CRP or fibrinogen levels.

In addition to the MS clinical studies, studies are planned to evaluate the efficacy, safety and tolerability of laquinimod in other neurodegenerative diseases including Huntington’s disease.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules, sold in more than 100 countries, and with a direct presence in about 60 countries. Teva’s specialty medicine businesses focus on CNS, including pain, respiratory, oncology, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

About Active Biotech

Active Biotech AB (NASDAQ OMX NORDIC: ACTI) is a biotechnology company with focus on autoimmune/inflammatory diseases and cancer. In pivotal phase is laquinimod, an orally administered small molecule with unique immunomodulatory properties for the treatment of multiple sclerosis. Also tasquinimod for the treatment of prostate cancer, with a unique mode of action, is in pivotal phase. In addition, laquinimod has concluded Phase II development for Crohn’s and Lupus. The company has two additional projects in clinical development, ANYARA primarily for the treatment of renal cell cancer and the orally administered compound paquinimod (57-57) for systemic sclerosis. Please visit www.activebiotech.com for more information.

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This press release contains certain forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company, or industry results, to differ materially from any future results, performance or achievement implied by the forward-looking statements. The company does not undertake any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this press release.

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